UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2020

Commission File Number: 001-37611

Pyxis Tankers Inc.

59 K. Karamanli Street Maroussi 15125 Greece

+30 210 638 0200

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___________

EXPLANATORY NOTE

Attached as Exhibit 99.1 to this Report on Form 6-K is the press release of Pyxis Tankers Inc. (the “Company”) entitled “Pyxis Tankers Announces Date for the Release of the Second Quarter 2020 Results and Related Conference Call & Webcast”.

Attached as Exhibit 99.2 to this Report on Form 6-K is the press release of the Company entitled “Pyxis Tankers Announces Financial Results for the Three and Six Months Ended June 30, 2020”.

Attached as Exhibit 99.3 to this Report on Form 6-K is Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited interim consolidated financial statements and the accompanying notes thereto of the Company as of June 30, 2020 and for the six-month periods ended June 30, 2019 and 2020.

The information contained in Exhibit 99.3 of this Report on Form 6-K is hereby incorporated by reference into the following Registration Statements of the Company:

● Registration Statement on Form F-3 (File No. 333-222160) filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 19, 2017; and

● Registration Statement on Form F-3 (File No. 333-222848) filed with the SEC on February 2, 2018.

Exhibit Number	Document

99.1	Press Release, dated August 7, 2020
99.2	Press Release, dated August 10, 2020
99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited interim consolidated financial statements as of June 30, 2020 and for the six-month periods ended June 30, 2020 and 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PYXIS TANKERS INC.

By:	/s/ Henry Williams
Name:	Henry Williams
Title:	Chief Financial Officer

Date: August 10, 2020